UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

inTEST Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

461147100

(CUSIP Number)

John A. Bartholdson

Juniper Investment Company, LLC

555 Madison Avenue, 24th Floor

New York, New York 10022

(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 461147100	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 567,352
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 567,352
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 461147100	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,352
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 11 Pages

SCHEDULE 13D

CUSIP No. 461147100	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,352
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 11 Pages

SCHEDULE 13D

CUSIP No. 461147100	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,352
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 11 Pages

SCHEDULE 13D

CUSIP No. 461147100	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,352
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”), of inTEST Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 804 East Gate Drive, Suite 200, Mt. Laurel, New Jersey 08054. The Shares are listed on the New York Stock Exchange under the ticker symbol “INTT”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by:

(i)       Juniper Targeted Opportunity Fund, L.P., a Delaware limited partnership (“Juniper Fund”);

(ii)        Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Fund (“Juniper HF”);

(iii)       Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Fund (“Juniper Investment Company”);

(iv)       Alexis P. Michas, as a managing member of each of Juniper HF and Juniper Investment Company; and

(v)       John A. Bartholdson, as a managing member of each of Juniper HF and Juniper Investment Company.

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)       The principal business address of each of the Reporting Persons is 555 Madison Avenue, 24th Floor, New York, New York 10022.

(c)       The principal business of Juniper Fund is to invest in the capital stock of various companies. The principal business of Juniper HF is to serve as the general partner of Juniper Fund. Juniper Investment Company provides investment advisory and management services and acts as the investment manager of Juniper Fund. Each of Messrs. Michas and Bartholdson serves as the managing member of Juniper HF and Juniper Investment Company.

(d)       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Michas and Bartholdson is a United States citizen.

Page 7 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares held by the Juniper Fund that are the subject of this Schedule 13D were purchased with available working capital of the Reporting Persons, including capital contributions from investors in Juniper Fund. Such Shares were purchased in open market purchases for an aggregate purchase price of approximately $3,599,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer. Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)       The percentages of ownership indicated in this Schedule 13D are calculated based on 11,020,400 Shares reported as outstanding as of July 31, 2022 (the “Record Date”) in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the United States Securities and Exchange Commission on August 11, 2022.

Page 8 of 11 Pages

As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 567,352 Shares, constituting approximately 5.2% of the Issuer’s outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows:

(i)        Juniper Fund beneficially owned 567,352 Shares, constituting approximately 5.2% of the Issuer’s outstanding Shares as of the Record Date.

(ii)        Juniper HF, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 567,352 Shares held by Juniper Fund, constituting approximately 5.2% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF disclaims beneficial ownership of such Shares for all other purposes.

(iii)        Juniper Investment Company, as the investment advisor of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the 567,352 Shares collectively and directly held by the Juniper Fund, constituting approximately 5.2% of the Issuer’s outstanding Shares as of the Record Date. Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(iv)        Each of Messrs. Michas and Bartholdson, as the managing member of Juniper HF and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 567,352 Shares held by Juniper Fund and Juniper Investment Company, constituting approximately 5.2% of the then outstanding Shares. Each of Messrs. Michas and Bartholdson disclaims beneficial ownership of such Shares for all other purposes.

(b)        Juniper Fund has the sole power to vote or direct its vote of 567,352 and the sole power to dispose or direct the disposition of such Shares. Juniper HF, Juniper Investment Company and each of Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c)        Set forth on Exhibit A to this Schedule 13D is a list of transactions in the Shares effected by the Reporting Persons in the past sixty days. These transactions were all effected in the open market through a broker. Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.

(d)         To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)         Not applicable.

Page 9 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 is incorporated herein by reference.

Except as described in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:Schedule of Transactions

Exhibit B:Joint Filing Agreement

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By: Juniper HF Investors II, LLC, its General Partner

By :	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER HF INVESTORS II, LLC

By :	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By :	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

By :	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By :	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 11 of 11 Pages

EXHIBIT A

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Acquired	Price Per Share*	Low Price	High Price
Juniper Targeted Opportunity Fund, L.P.	September 22, 2022	10,190	$7.89	$7.85	$7.95
Juniper Targeted Opportunity Fund, L.P.	September 26, 2022	9,773	$7.48	$7.45	$7.50
Juniper Targeted Opportunity Fund, L.P.	September 27, 2022	7,636	$7.41	$7.33	$7.50
Juniper Targeted Opportunity Fund, L.P.	September 30, 2022	5,439	$7.64	$7.54	$7.65
Juniper Targeted Opportunity Fund, L.P.	October 3, 2022	10,000	$7.60	$7.51	$7.60

* The Price Per Share reported above is a weighted average price. The Shares were acquired in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, dated October 3, 2022 (the “Schedule 13D”), with respect to the Common Stock, $0.01 par value per share, of InTEST Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: October 3, 2022

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By: Juniper HF Investors II, LLC, its General Partner

By :	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER HF INVESTORS II, LLC

By :	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By :	/s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

By :	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By :	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON